                                    FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                           For the month of January 2007

                        Commission File Number 2 - 68279

                               RICOH COMPANY, LTD.
                 -----------------------------------------------
                 (Translation of Registrant's name into English)

               13-1, Ginza 8-Chome, Chuo-ku, Tokyo 104-8222, Japan
               ---------------------------------------------------
                    (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

      Form 20-F    X      Form 40-F    __

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __ )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __ )

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes    __      No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__ )


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                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            Ricoh Company, Ltd.
                                            ------------------------------
                                            (Registrant)

                                            By:  /S/  Zenji Miura
                                            ------------------------------
                                            Zenji Miura
                                            Director, Chief Financial Officer
                                            Corporate Executive Vice President



January 25, 2006


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

                                                               January 25, 2007

                                                            Ricoh Company, Ltd.
                                                                IBM Corporation

         Ricoh and IBM announced formation of a joint venture company to provide output solutions for production printing area
           ~ The company will be fully owned by Ricoh after 3 years

   Ricoh Company, Ltd. (Ricoh) and IBM Corporation (IBM) today announced formation of a joint venture company, called InfoPrint Solutions Company, based on IBM's Printing Systems Division.

   Ricoh will initially acquire 51 percent of the joint venture, and will progressively acquire the remaining 49 percent from IBM over the next three years as the new company evolves into a fully owned subsidiary of Ricoh. As consideration for the transaction, Ricoh will pay $725 million in cash upon closing, which includes a management fee of $35 million, in the second quarter of 2007. The cash received is consideration for the initial 51 percent acquisition in the joint venture by Ricoh as well as a prepayment for the remaining 49 percent to be acquired and services to be provided by IBM to the new company. Final consideration for this transaction will be determined at the end of the three-year period based upon the participation in the profits gain and losses recorded by the equity partners.

   Ricoh is a global leader in digital office solution by providing hardware, as Multi-function printers (MFPs) and laser printers, and software, systems and document solutions to office. Ricoh has been expanding its business area from office to production printing by acquiring Hitachi Printing Solutions, Ltd. in 2004.

   In other hand, IBM has great experiences of providing highly value-added enterprise printing solutions including printers, software, IT solutions, services and supports for 40 years.

   We believe that the business collaboration between Ricoh and IBM based on the formation of new joint venture is a big step for growth to both companies, and that the new company will contribute greatly for Ricoh to grow more in production printing area.

   The new joint venture company will provide higher value to its customers by integrating Ricoh Group's strength for development and manufacturing of hardware and software and IBM's strength for services, software and IT solutions. The company can also provide new solutions for production printing market that is diversifying drastically as digitalization and colorization expand. For example, it will provide not only the solutions of Total cost of ownership (TCO) reduction and improving efficiency but also the solutions of new printing application: seamless printing solutions for document workflow, Variable Data Printing (VDP) solutions and Print On Demand (POD) solutions.

                       [Corporate profile of new company]

Name:                     InfoPrint Solutions Company

Address:                  Boulder, Colorado, U.S

President:                Antonio Romero (Presidents and CEO)

Date of incorporation:    2nd quater of 2007 (April to June quater)

Number of employees:      approximately 1,200 employees (1,000 IBM printer
                          maintenance specialists also will join in a year)

Sales:                    approximately $1 billion (sales of IBM Printing Systems
                          Division in FY2006)

Business content:         Sales and development of software for production printing

            [Influence for Ricoh's consolidated financial figures]

None for fiscal year 2007 ending March 31, 2007 is expected. Ricoh will disclose the forecast of fiscal year 2008 ending March 31, 2008 with including the influence of this release.

Contact for press:

       Ricoh Company, Ltd.
       PR Department
       8-13-1 Ginza, Chuo-ku, Tokyo, Japan
       +81-3-6278-5228(Japan)

       IBM Japan
       Public Relations
       3-2-12 Roppongi, Minato-ku, Tokyo, Japan
       +81-3-5563-4300(Japan)